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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25

                     Commission File Number  ____________

                          NOTIFICATION OF LATE FILING


(Check One): [X] Form 10-K   [_] Form 11-K   [_] Form 20-F   [_] Form10-Q
[_] Form N-SAR

For Period Ended:   December 31, 2001
                     _____________________________________

[_] Transition Report on Form 10-K         [_] Transition Report on Form 10-Q
[_] Transition Report on Form 20-F         [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K

      For the Transition Period Ended:
                         _____________________________

      Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                 _____________________________________________

                                    Part I
                            Registrant Information

Full name of registrant:   Easyriders, Inc.

Former name if applicable:

Address of principal executive office (Street and number):  28210 Dorothy Drive

City, State and Zip Code:  Agoura Hills, CA  91301
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                                    Part II
                            Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]     (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)    The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]     (c)    The accountant's statement or other exhibit required by Rule 12b-
               25(c) has been attached if applicable.


                                   Part III
                                   Narrative

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        As previously reported, the Company and its principal operating subsidiary, Paisano Publications, Inc., are each debtors-in-possession pursuant to filings on July 17, 2001 for relief under Chapter 11 of the U.S. Bankruptcy Code. In connection with such Chapter 11 cases, which have been joined for administrative purposes, an Official Committee of the Unsecured Creditors (the "Committee") has been formed. The following factors prevented Registrant from finalizing its Annual Report on Form 10-K in time to file the same by April 1, 2002:

(1) The Company is presently in negotiations with its major secured lender, Nomura Holding America ("Nomura") and the Committee with respect to the possible resolution of the Chapter 11 cases. In view of the likelihood that the outcome of such negotiations will have material consequences, management determined it essential to allow the maximum amount of time to elapse before finalizing its Form 10-K, in order to permit such negotiations to continue, and thereby to provide shareholders with the most accurate and timely disclosure of material developments.

(2) Addressing the procedural requirements of operating under Chapter 11, and compliance with various bankruptcy court orders, have consumed a considerable portion of the Company's accounting and financial resources, in addition to which the Company has for some time been

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operating with a reduced accounting and financial staff. As a consequence, the finalization of the Company's audit for the year ended December 31, 2001 was unavoidably delayed.

                                    Part IV
                               Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

       J. Robert Fabregas, CEO       (818)                  889-8740

       (Name)                        (Area code)            (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                             [X] Yes   [_] No

     (3) Is it anticipated that any significant change in results of operations from corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             [_] Yes   [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Easyriders, Inc.
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                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      April 2, 2002   /s/ J. Robert Fabregas
                          ------------------------------
                          J. Robert Fabregas
                          Chief Executive Officer and
                          Chief Financial Officer

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